EnviroStar

PRESIDENT'S LETTER

Fiscal 2010 was a challenging year for the Company, with both revenues and profits decreasing from the year before.

Revenues for fiscal 2010 were $19,625,204, 15.2% lower than the record $23,155,417 in fiscal 2009. Net earnings decreased by 21.4% to $414,066 or $.06 per share for fiscal 2010 from $526,863 or $.07 per share for fiscal 2009.

As we reported last year, we expected fiscal 2010 to be challenging. Realizing that, the Company embarked on a number of projects to minimize the economy's effect and improve our prospects for the future. At the end of fiscal 2009, the Company introduced a new and larger boiler line. This decision translated into a 110.6% increase in boiler sales for fiscal 2010 and we expect a further increase in boiler sales in fiscal 2011. Also, to improve sales coverage of northern Florida, the Company increased its sales staff.

In addition, we reduced inventories to be more in line with incoming orders, while at the same time reducing selling, general and administrative expenses. This combination substantially increased the Company's cash and better insured the Company's strength during these difficult economic times. A portion of this cash will be used to increase leasing activities, which we expect will improve interest income and enable us to secure some orders that we would otherwise lose due to lack of available bank credit.

The economic crisis, if it continues in fiscal 2011, will continue to affect the Company's operations. However, our strong financial condition, along with our increased marketing efforts, should minimize any adverse affects. In fact, current new orders for fiscal 2011 are trending higher than last year.

To provide our newer stockholders with a better understanding of our business and our longer term stockholders a better understanding of our current operations, this year this report contains a complete copy, without exhibits, of our Annual Report of Form 10-K for our fiscal year ended June 30, 2010. We hope you will find it informative.

As always, we wish to acknowledge and thank our dedicated employees for their continued efforts and thank you, our stockholders, for your continuing faith in our Company.

Michael S. Steiner
President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-14757

EnviroStar, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	11-2014231 (I.R.S. Employer Identification No.)
290 N.E. 68th Street, Miami, Florida (Address of Principal Executive Offices)	33138 (Zip Code)

Registrant's telephone number, including area code: 305-754-4551

Securities registered under Section 12(b) of the Act: Common Stock, $.025 par value

Securities registered under Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value as at September 17, 2010 of the Common Stock of the registrant, its only class of voting stock, held by non-affiliates was approximately $2,947,000 based on the closing price of the registrant's Common Stock on the NYSE Amex on that date. Such market value excludes shares owned by all executive officers and directors (and their spouses). This should not be construed as indicating that all such persons are affiliates.

The number of shares outstanding of the registrant's Common Stock as at September 17, 2010 was 7,033,732.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its 2010 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 in Part III of this Report.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Certain statements in this Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Report, words such as "may," "should," "seek," "believe," "expect," anticipate," "estimate," "project," "intend," "strategy" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans, operations, business strategies, operating results and financial position. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that may cause actual results, trends, performance or achievements of the Company, or industry trends and results, to differ materially from the future results, trends, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: general economic and business conditions in the United States and other countries in which the Company's customers and suppliers are located; industry conditions and trends; technology changes; competition and other factors which may affect prices which the Company may charge for its products and its profit margins; the availability and cost of the inventory purchased by the Company; the relative value of the United States dollar to currencies in the countries in which the Company's customers, suppliers and competitors are located; changes in, or the failure to comply with, government regulation, principally environmental regulations; the Company's ability to implement changes in its business strategies and development plans; and the availability, terms and deployment of debt and equity capital if needed for expansion. These and certain other factors are discussed in this Report and from time to time in other Company reports filed with the Securities and Exchange Commission. The Company does not assume an obligation to update the factors discussed in this Report or such other reports.

PART I

Item 1. Business.

General

The Company was incorporated under the laws of the State of Delaware on June 30, 1963 under the name Metro-Tel Corp. and changed its name to DRYCLEAN USA, Inc. on November 7, 1999. On December 1, 2009, the Company changed its name to EnviroStar, Inc. Since November 1, 1998, when Steiner-Atlantic Corp. ("Steiner") was merged with and into, and therefore became, a wholly-owned subsidiary of the Company, the Company's principal business has been as a supplier of commercial and industrial laundry and dry cleaning equipment and steam boilers and related activities.

Unless the context otherwise requires, as used in this Report, the "Company" includes EnviroStar, Inc. and its subsidiaries.

The Company, through Steiner, sells commercial and industrial laundry and dry cleaning equipment, and steam boilers in the United States, the Caribbean and Latin American markets. This aspect of the Company's business includes:

- distributing commercial and industrial laundry and dry cleaning machines and steam boilers manufactured by others;
- selling the Company's own proprietary dry cleaning machines under its Aero-Tech®, Multi-Jet® and Green-Jet® brand names;
- designing and planning "turn-key" laundry and/or dry cleaning systems to meet the layout, volume and budget needs of a variety of institutional and retail customers;
- supplying replacement equipment and parts to its customers;

- providing warranty and preventive maintenance through factory-trained technicians; and
- selling process steam systems and boilers.

The Company, through its DRYCLEAN USA LICENSE CORP. wholly-owned indirect subsidiary, owns the worldwide rights to the name DRYCLEAN USA®, along with existing franchise and license agreements. DRYCLEAN USA® is one of the largest franchise and license operations in the dry cleaning industry in the United States, the Caribbean and Latin America.

DRYCLEAN USA Development Corp. ("DRYCLEAN USA Development"), a wholly-owned indirect subsidiary, enters into leases for new dry cleaning establishments for resale to third parties.

Available Information

The Company files Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, files or furnishes Current Reports on Form 8-K, files or furnishes amendments to those reports, and files proxy and information statements with the Securities and Exchange Commission (the "SEC"). These reports and statements may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These reports and statements, as well as beneficial ownership reports filed by the Company's officers, directors and beneficial owners of more than 10% of the Company's common stock, may be obtained without charge through the Company's Internet site http://www.envirostarinc.com as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.

Product Lines

The Company sells a broad line of commercial and industrial laundry and dry cleaning equipment and steam boilers, as well as parts and accessories therefor.

The commercial and industrial laundry equipment distributed by the Company features washers and dryers, including coin-operated machines, boilers, water reuse and heat reclamation systems, flatwork ironers, automatic folders and feeders. The Company's dry cleaning equipment includes commercial dry cleaning machines manufactured by others, including the Company's proprietary products, as well as garment presses, finishing equipment, sorting and storage conveyors and accessories distributed for others.

The Company's proprietary environmentally friendly Green-Jet® dry-wetcleaning machine not only cleans garments efficiently, but also eliminates the use of perchloroethylene (Perc) in the dry cleaning process, thereby eliminating the health and environmental concerns that Perc poses to customers and their landlords. It also alleviates flammability, odor and cost issues inherent in alternative solvents and cleaning processes. In May 2005, patents were granted to the Company from the United States to protect this innovative approach to garment cleaning. In August 2003, the Company introduced its Multi-Jet® dry cleaning machine which uses a number of environmentally safe solvents.

The products sold by the Company are positioned and priced to appeal to customers in each of the high-end, mid-range and value priced markets. These products are offered under a wide range of price points to address the needs of a diverse customer base. Suggested prices for most of the Company's products range from approximately $5,000 to $400,000. The products supplied by the Company afford the Company's customers a "one-stop shop" for commercial and industrial laundry and dry cleaning machines, boilers and accessories. By providing "one-stop" shopping, the Company believes it is better able to attract and support potential customers who can choose from the Company's broad product line. Product and parts sales accounted for approximately 99% of revenues in fiscal 2010 and 2009.

The Company seeks to establish customer satisfaction by offering:

- an on-site training and preventive maintenance program performed by factory trained technicians;
- design and layout assistance;
- maintenance of a comprehensive parts and accessories inventory and same day or overnight availability;
- competitive pricing; and
- a toll-free support line to resolve customer service problems.

In addition, the Company, under the name DRYCLEAN USA®, currently franchises and licenses drycleaning stores in the United States, the Caribbean and Latin America. During fiscal 2010 and 2009, the Company's license and franchise segment contributed approximately .7% and .7%, respectively, of the Company's revenues.

The operations of Biz Brokers International, a wholly-owned subsidiary, which assisted others seeking to buy or sell Dry Cleaning stores and coin laundry businesses, were discontinued during the third quarter of fiscal 2009 due to the slowing economy. This subsidiary did not generate any revenues during fiscal 2010 and 2009.

DRYCLEAN USA Development enters into leases for new dry cleaning establishments for resale to third parties. During fiscal 2009 and 2008, DRYCLEAN USA Development contributed less than 1% of the Company's revenues.

Sales, Marketing and Customer Support

The laundry and dry cleaning equipment products and boilers marketed by the Company are sold by it to its customers in the United States, the Caribbean and Latin America, as well as customers of its DRYCLEAN USA licensing subsidiary. The Company employs sales executives to market its proprietary and distributed products in the United States and in international markets. The Company supports product sales by advertising in trade publications, participating in trade shows and engaging in regional promotions and sales incentive programs. A substantial portion of equipment and parts sales orders are obtained by telephone, e-mail and fax inquiries originated by the customer or by representatives of the Company, and significant repeat sales are derived from existing customers.

The Company trains its sales and service employees to provide service and customer support. The Company uses specialized classroom training, instructional videos and vendor sponsored seminars to educate employees about product information. In addition, the Company's technical staff has prepared comprehensive training manuals, written in English and Spanish, relating to specific training procedures. The Company's technical personnel are continuously retrained as new technology is developed. The Company monitors service technicians' continued educational experience and fulfillment of requirements in order to evaluate their competence. All of the Company's service technicians receive service bulletins, service technicians' tips and continued training seminars.

Customers and Markets

The Company's customer base consists of approximately 1,700 customers in the United States, the Caribbean and Latin America, primarily independent and franchise dry cleaning stores and chains, laundry plants, hotels, motels, cruise lines, hospitals, nursing homes, government institutions and distributors. No customer accounted for more than 10% of the Company's revenues during fiscal 2010 and 2009.

Foreign Sales

For the years ended June 30, 2010 and 2009, export revenues, principally to the Caribbean and Latin America, aggregated approximately \$4,650,000 and \$5,160,000, respectively, of which approximately \$4,548,000 and \$5,038,000, respectively, related to commercial and industrial laundry, dry cleaning equipment and boilers.

All of the Company's export sales require the customer to make payment in United States dollars. Accordingly, foreign sales may be affected by the strength of the United States dollar relative to the currencies of the countries in which their customers and competitors are located, as well as the strength of the economies of the countries in which the Company's customers are located.

Sources of Supply

The Company purchases laundry and dry cleaning machines, boilers and the other products from a number of manufacturers. Two of its suppliers accounted for approximately 22% and 21%, respectively, of the Company's purchases for the year ended June 30, 2010. These suppliers each accounted for approximately 30% of the Company's purchases for the year ended June 30, 2009. The Company's major suppliers are Pellerin Milnor Corporation, Chicago Dryer Company, and Cleaver Brooks Inc. Historically, the Company has not experienced difficulty in purchasing products it distributes for others and believes it has good working relationships with its suppliers.

The Company's proprietary Green-Jet® dry-wetcleaning machines are currently manufactured exclusively for the Company by one manufacturer in the United States. Substantially all of the Company's dry cleaning equipment sold under the Aero-Tech® and Multi-Jet® labels is currently manufactured exclusively for the Company by two manufacturers in Italy.

The Company has established long-standing relationships with these manufacturers. The Company's management believes its supplier relationships for the products it distributes for others and its proprietary products provide the Company with a substantial competitive advantage, including exclusivity for certain products in certain areas and favorable prices and terms. Therefore, the loss of certain of these vendor relationships could adversely affect the Company's business.

The Company has a formal contract with only a few of its equipment suppliers and manufacturers and relies on its long-standing relationship with its other suppliers and manufacturers. The Company collaborates in the design of products and closely monitors the quality of its manufactured product. The Company must place its orders with its United States manufacturer of the Green-Jet® dry-wetcleaning machine and with its Italian manufacturers of its Aero-Tech® and Multi-Jet® dry cleaning machines prior to the time the Company has received all of its orders and, in certain instances, places orders for products it distributes in advance of its receipt of sales orders. However, because of the Company's close working relationship with its suppliers and manufacturers, the Company can usually adjust orders rapidly and efficiently to reflect a change in customer demands. The Company believes that if, for any reason, its arrangements with the manufacturers of its proprietary products were to cease, or in the event the cost of these products were to be adversely affected, it will be able to have these products manufactured by other suppliers.

The Company's current bank revolving credit facility includes a \$250,000 foreign exchange subfacility for the purpose of enabling the Company to mitigate its currency exposure in connection with its import activities through spot foreign exchange and forward exchange contracts. There were no open foreign exchange contracts at either June 30, 2010 or 2009.

Imports into the United States are also affected by the cost of transportation, the imposition of import duties and increased competition from greater production demands abroad. The United States, Italy and the European Union may, from time to time, impose quotas, duties, tariffs or other restrictions or adjust prevailing quotas, duties or tariff levels, which could affect the Company's margins on its Aero-Tech® and Multi-Jet® machines. There have been no custom duties on the Company's imported dry cleaning machines in either fiscal 2010 and 2009.

Competition

The commercial and industrial laundry and dry cleaning equipment and boiler distribution business is highly competitive and fragmented with over 100 full-line or partial-line equipment distributors in the United States. The Company's management believes that no one distributor has a major share of the market, substantially all distributors are independently owned and, with the exception of several regional distributors, operate primarily in local markets. Competition is based primarily on price, product quality, delivery and support services provided to the customer. In Florida, the Company's principal domestic market, the Company's primary competition is derived from a number of full line distributors, which operate throughout Florida. In the export market, the Company competes with several distributors and anticipates increased competition as the export market grows. The Company's proprietary dry cleaning equipment competes with over a dozen manufacturers of dry cleaning equipment whose products are distributed nationally. In all geographic areas, the Company competes by offering an extensive product selection, value-added services, such as product inspection and quality assurance, a toll-free customer support line, reliability, warehouse location, price, competitive special features and, with respect to certain products, as to which the Company acts as distributor, exclusivity.

As a franchisor/licensor of retail dry cleaning stores, DRYCLEAN USA License Corp. competes with several other franchisors and turn-key suppliers of dry cleaning stores primarily on the basis of trademark recognition and reputation.

Research and Development

The Company has designed and introduced its Green-Jet® dry-wetcleaning and Multi-Jet® drycleaning machines and continues to improve these products. Research and development expense has become minimal as most of the Company's products are distributed for manufacturers that perform their own research and development.

Patents and Trademarks

The Company is the owner of United States service mark registrations for the names Aero-Tech®, Multi-Jet® and Green-Jet®, which are used in connection with its laundry and dry cleaning equipment, and of DRYCLEAN USA®, which is licensed by it to retail dry cleaning establishments. The Company intends to use and protect these or related service marks, as necessary. The Company believes its trademarks and service marks have significant value and are an important factor in the marketing of its products. Patents were granted in May 2005 for the protection of the Company's Green-Jet® dry-wetcleaning machine in the United States which will expire in May 2021.

Compliance with Environmental and Other Government Laws and Regulations

Over the past several decades in the United States, federal, state and local governments have enacted environmental protection laws in response to public concerns about the environment, including with respect to perchloroethylene (Perc), the primary cleaning agent historically used in the commercial and industrial dry cleaning process. A number of industries, including the commercial and industrial dry cleaning and laundry equipment industries, are subject to these evolving laws and implementing regulations. As a supplier to the industry, the Company serves customers who are primarily responsible for compliance with environmental regulations. Among the federal laws that the Company believes are applicable to the industry are the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), which provides for the investigation and remediation of hazardous waste sites; the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), which regulates the generation and transportation of hazardous waste as well as its treatment, storage and disposal; and the Occupational Safety and Health Administration Act ("OSHA"), which regulates exposure to toxic substances and other health and safety hazards in the workplace. Most states and a number of localities have laws that regulate the environment which are at least as stringent as the federal laws. In Florida, for example, in which a significant amount of the Company's dry cleaning and laundry equipment sales are made, environmental matters are regulated by the Florida Department of Environmental Protection which generally follows the United States government's Environmental Protection Agency's ("EPA") policy in the EPA's implementation of CERCLA and RCRA and closely adheres to OSHA's standards.

The Company believes its Aero-Tech® and Multi-Jet® dry cleaning machines and its Green-Jet® dry-wetcleaning machine exceed environmental regulation standards set by safety and environmental regulatory agencies.

The Company does not believe that compliance with Federal, state and local environmental and other laws and regulations which have been adopted have had, or will have, a material effect on its capital expenditures, earnings or competitive position.

The Company is also subject to Federal Trade Commission (the "FTC") regulations and various state laws regulating the offer and sale of franchises. The FTC and various state laws require the Company to, among other things, furnish to prospective franchisees a franchise disclosure document containing prescribed information. Certain states in the United States require separate filings in order to offer and sell franchises in those states. The Company believes that it is in compliance in all material respects with these laws.

Employees

The Company currently employs 29 employees on a full-time basis, of whom three serve in executive management capacities, twelve are engaged in sales and marketing, eight are administrative and clerical personnel, two are service personnel, and four serve as warehouse support. None of the Company's employees are subject to a collective bargaining agreement, nor has the Company experienced any work stoppages. The Company believes that its relations with employees are satisfactory.

Item 1A. Risk Factors.

Not applicable.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company's executive offices and the main distribution center for its products are housed in two leased adjacent facilities totaling approximately 37,000 square feet in Miami, Florida. The Company believes its facilities are adequate for its present and anticipated future needs. The following table sets forth certain information concerning the leases at these facilities:

Facility	Approximate Sq. Ft.	Expiration
Miami, Florida (1)	27,000	October 2011 (2)
Miami, Florida	10,000	December 2011

---

(1) Leased from the Sheila Steiner Revocable Trust. The trustees of this trust are Sheila Steiner, her husband, William K. Steiner, and her son, Michael S. Steiner. Sheila Steiner, William K. Steiner, who is Chairman of the Board of Directors and a director of the Company, and Michael S. Steiner, who is President and a director of the Company, are trustees of another trust which is a principal shareholder of the Company. Michael Steiner, individually, is also a principal shareholder of the Company.

(2) The Company has one remaining three-year renewal option.

Item 3. Legal Proceedings.

The Company is not a party to any material pending legal proceedings.

Item 4. Removed and Reserved.

PART II

Item 5. Market for the Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Common Stock is traded on the NYSE Amex under the symbol "EVI." The following table sets forth, for the Company's Common Stock, the high and low sales prices on the NYSE Amex, as reported by NYSE Amex, for the periods reflected below.

	High	Low
Fiscal 2010		
First Quarter	$ 1.10	$ .85
Second Quarter	1.25	.80
Third Quarter	1.30	1.13
Fourth Quarter	1.30	.97
Fiscal 2009		
First Quarter	$ 1.00	$ .72
Second Quarter	1.10	.71
Third Quarter	.97	.70
Fourth Quarter	1.10	.85

As of September 17, 2010, there were approximately 330 holders of record of the Company's Common Stock.

The Company is a party to a Loan and Security Agreement with a commercial bank, which, among other things, provides that the Company may declare or pay dividends only to the extent that the dividend payment would not reasonably likely result in a failure by the Company to maintain specified consolidated debt service or short-term debt to equity ratios.

The Company did not sell any equity securities during the year ended June 30, 2010 that were not registered under the Securities Act of 1933, as amended. The Company did not purchase any shares of its common stock during the fourth quarter of fiscal 2010.

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto which appear in Item 8 of this Report.

Overview

The economic crisis and the lack of available credit have impacted the Company's operations during fiscal 2010. Revenues for fiscal 2010 were $19,625,204, down 15.2% from a record $23,155,417 in fiscal 2009. The reduction in revenues is mostly attributed to a reduction in large laundry equipment orders which offset revenue increases in all other product lines. While the reduction in large contracts improved the Company's gross profit margins from 21.9% to 23.9% and selling, general and administrative expenses were reduced by 5.2% during this difficult period, net earnings for the year decreased by 21.4%.

Revenues for the year do not reflect the sale of a large installation made in our territory during the third quarter of fiscal 2010, since the sale was made by a distributor in another territory; however, the Company earned a substantial commission thereon.

The Company's financial position remains strong with cash and cash equivalence growing by $600,424 to $6,061,378 and inventories reduced in line with current orders.

Fiscal 2011 will be challenging if the economy remains weak and the lack of credit continues to negatively impact our operations. But fiscal 2011 will also have its positive outlook as the Company expanded its boiler product line and increased its sales staff. In addition, the Company expects to use some of its cash to increase leasing contracts, which will increase interest income and secure some orders which the Company would normally lose due to credit issues.

Liquidity and Capital Resources

For the twelve month period ended June 30, 2010, cash increased by $600,424 compared to an increase of $1,571,218 during fiscal 2009.

The following table summarizes the Company's Consolidated Statement of Cash Flows:

	Years Ended June 30,	
Net cash provided (used) by:	2010	2009
Operating activities	$617,994	$ 1,597,048
Investing activities	(17,570)	(25,715)
Financing activities	-	(115)

For the twelve month period ended June 30, 2010, operating activities provided cash of $617,994 compared to $1,597,048 of cash provided by operating activities in fiscal 2009.

Two significant categories affecting cash in fiscal 2010 were an increase in cash due to a decrease of $1,179,369 in inventories, offset by a $1,068,795 reduction of cash due to a lower level of customer deposits. Inventories for the period were reduced in line with incoming orders and a decrease in backlog. Inventories are expected to increase as the economy and orders improve. Customer deposits decreased due to the shipments made in fiscal 2010 from the Company's backlog while new orders trended lower than shipments. In addition, cash was increased by the Company's net earnings of $414,066 and non-cash expenses for depreciation and amortization of $75,054 and a benefit of $ 25,809 in deferred income taxes, partially offset by the collection of a $35,000 accounts receivable which resulted in a reversal of a previously recognized bad debt expense. Cash was also contributed by a net reduction in income taxes of $57,316 and other assets of $105,472, an increase of $99,385 in accounts payable and accrued expenses and a $92,765 increase in accrued employee expenses partially offset by reductions in cash caused by an increase in accounts and trade notes receivable of $225,931 and the existence of leases and mortgage receivables of $113,622. It is expected that leases and mortgage receivables will increase in fiscal 2011 as the Company seeks to invest its cash in higher interest producing transactions as a more effective use of its cash than bank interest.

The cash provided by operating activities in fiscal 2009 was primarily due to a decrease of $1,653,511 in accounts and trade notes receivable and a decrease of $811,952 in inventories. Heavy shipments during June 2008 caused year-end accounts and trade notes receivable to spike higher than normal, while at the same time inventories were increased to support a higher than normal backlog, which was shipped in fiscal 2009. Cash was also increased by the Company's net earnings of $526,863 and non-cash expenses for depreciation and amortization of $128,219, bad debt expense of $81,713 and an increase in inventory reserves of $77,212. A reserve was placed against cancelled merchandise to better reflect market value. These cash increases were partially offset by a decrease in accounts payable and accrued expense of $773,380 due to the reduced level of inventory buying and a decrease in customer deposits of $582,167 as new orders trended lower during the year. In addition, cash was used due to decreases of $93,601 in accrued employee expenses and $16,682 in income taxes payable, a non-cash benefit of $76,914 in deferred income taxes and increases in refundable income taxes of $51,220 and other current assets of $47,071. Cash was also used as a result of a decrease of $41,387 in unearned income associated with the amortization of the initial fee received by the Company from Whirlpool Corporation in January 2005, which fee was fully amortized at December 31, 2008.

Investing activities used cash of $17,570 and $25,715 for the years ended June 30, 2010 and 2009, respectively, mostly for capital expenditures.

There were no expenditures in financing activities during fiscal 2010. In fiscal 2009 financing activities used cash of $115 to purchase 143 shares of common stock for the Company's treasury.

On November 3, 2009, the Company received an extension until October 30, 2010 of its existing $2,250,000 revolving line of credit facility. The Company's obligations under the facility continue to be guaranteed by the Company's subsidiaries and collateralized by substantially all of the Company's and its subsidiaries' assets. The Company has had no borrowings under this facility since May 2003. The Company intends to renew, and believes the bank will agree to renew, this line for another year.

The Company believes that its present cash position, the cash it expects to generate from operations and, should it need cash not presently anticipated, cash borrowings available under its line of credit will be sufficient to meet its presently contemplated operational needs.

Off-Balance Sheet Financing

The Company has no off-balance sheet financing arrangements within the meaning of Item 303(a)(4) of Regulation S-K.

Results of Operations

	Year Ended June 30,		
	2010	2009	
Net sales	$ 19,266,533	$ 22,853,821	-15.7%
Development fees, franchise and license fees, commissions and other	358,671	301,596	+18.9%
Total revenues	$ 19,625,204	$ 23,155,417	-15.2%

Revenues for the year ended June 30, 2010 decreased by $3,530,213 (15.2%) from fiscal 2009. The decrease was mainly due to a reduction of large orders for laundry equipment, which was negatively impacted by the current economic crisis and weak economy and reduced sales of these items by 34.7%. However, all other product lines had sales increases over fiscal 2009. Dry cleaning equipment sales rose by 21.9%, boiler sales increased by 110.6% and spare parts sales increased by 11.2%. The significant increase in boiler sales was attributed to a new and larger line of boilers which the Company began to distribute at the beginning of fiscal 2010. Foreign sales decreased by 8.7% in fiscal 2010 when compared to fiscal 2009.

Development fees, franchise and licensing fees, commissions and other revenues increased by $57,075 (18.9%) for the year ended June 30, 2010 from fiscal 2009. The increase was mainly attributable to commission income received during the third quarter of fiscal 2010 on a sale by another distributor for an installation made in the Company's territory. Royalty and license fee income was lower do to the economic downturn.

	Year Ended June 30,	
	2010	2009
As a percentage of net sales:		
Cost of sales	76.1%	78.1%
As a percentage of revenues:		
Selling, general and administrative expenses	21.9%	19.6%
As a percentage of revenues:		
Total expenses	96.7%	96.6%

Cost of goods sold, expressed as a percentage of sales, decreased to 76.1% in fiscal 2010 from 78.1% in fiscal 2009. The improvement resulted from a change in the mix of products sold during the year. Lower margin sales of laundry equipment were offset by sales increases in all our other product lines that carry higher margins.

Selling, general and administrative expenses decreased by $237,863 (5.2%) in fiscal 2010 from fiscal 2009, but increased as a percentage of revenue to 21.9% from 19.6%. The decrease in dollar amounts was caused mainly by a reduction in payroll costs and commissions due to lower sales. Lower amortization expenses also added to the savings. The variation as a percentage of revenue was due to the lower level of sales which reduced the absorption of fixed and variable expenses.

Interest income decreased by $61,404 (82.3%) in fiscal 2010 from fiscal 2009 as a result of lower prevailing interest rates despite higher average outstanding bank balances.

The Company's effective income tax rate decreased to 37.9% in fiscal 2010 from 38.2% in fiscal 2009. The slight variation in percentage reflects changes in permanent and temporary adjustments to taxable income.

Inflation

Inflation has not had a significant effect on the Company's operations during any of the reported periods.

Transactions with Related Parties

The Company leases 27,000 square feet of warehouse and office space from the Sheila Steiner Revocable Trust. The trustees of this trust are Sheila Steiner, her husband, William K. Steiner, and her son, Michael S. Steiner. Sheila Steiner, William K. Steiner, who is Chairman of the Board of Directors and a director of the Company, and Michael S. Steiner, who is President and a director of the Company, are trustees of another trust which is a principal shareholder of the Company. Michael Steiner, individually, is also a principal shareholder of the Company. The lease is for a three-year period beginning November 1, 2005, with annual increases of 3% over the rent in the prior year commencing November 1, 2006. The Company is to bear the costs of real estate taxes, utilities, maintenance, non-structural repairs and insurance. The lease contains two three-year renewal options in favor of the Company. The Company exercised its first renewal option to extend this lease until October 31, 2011. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

In fiscal 2010 and 2009, the Company paid a law firm, in which a director is Senior Counsel, approximately $53,100 and $51,100, respectively, for legal services performed.

Critical Accounting Policies

Securities and Exchange Commission Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the Company's financial statements:

Use of Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable, leases and mortgages, the carrying value of inventories and long-lived assets, the timing of revenue recognition for initial license and franchise fees from sales of franchise arrangements and continuing license and franchise service fees, as well as sales returns. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recognition of revenues and expenses and the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition and Accounts and Notes Receivable

Products are generally shipped FOB from the Company's warehouse or drop shipped from the Company's Vendor FOB, at which time risk of loss and title passes to the purchaser. Revenue is recognized when there is persuasive evidence of the arrangement, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. In some cases, the Company collects non-income related taxes, including sales and use tax, from its customers and remits those taxes to governmental authorities. The Company presents revenues net of these taxes. Shipping, delivery and handling fee income is included in revenues in the consolidated financial statements. Shipping, delivery and handling costs are included in cost of sales.

Commissions and development fees are recorded when earned, generally when the services are performed or the transaction is closed. Individual franchise arrangements include a license and provide for payment of initial fees, as well as continuing royalties.

Initial franchise fees are generally recorded upon the opening of the franchised store, which is evidenced by a certificate from the franchisee, indicating that the store has opened, and collectability is reasonably assured. Continuing royalties represent regular contractual payments received for the use of the "DRYCLEAN USA" marks, which are recognized as revenue when earned, generally on a straight line basis.

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent and franchise dry clean stores and chains, laundry plants, hotels, motels, cruise lines, hospitals, nursing homes, government institutions and distributors. The Company performs continuing credit evaluations of its customers' financial condition and, depending on the term of credit, the amount of the credit granted and management's past history with a customer, the Company may require the customer to grant a security interest in the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve based on older aged amounts, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available to management, it believes the Company's allowance for doubtful accounts as of June 30, 2010 is adequate. However, actual write-offs might exceed the recorded allowance.

Franchise License Trademark and Other Intangible Assets

Franchise licenses, trademarks, patents and trade names are stated at cost less accumulated amortization. Those assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). Patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows from the intangible assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period the determination is made based on the fair value of the related assets.

Income Taxes

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes" ("ASC 740"). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

Significant judgment is required in developing the Company's provision for income taxes, deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. Management evaluates its ability to realize its deferred tax assets on a quarterly basis and adjusts its valuation allowance when it believes that it is more likely that the asset will not be realized.

The Company follows the provisions of FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109," which has been codified in ASC 740. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. ASC 740 did not result in any adjustment to the Company's provision for income taxes.

Recently Adopted Accounting Guidance:

In June 2009, the FASB issued the "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB No. 162" (the "ASCs"). The purpose of the ASCs is to provide a single source of authoritative generally accepted accounting principles in the nited States ("GAAP"). The ASCs were effective for the Company in the first quarter of fiscal 2010. As the ASCs were not intended to change or alter existing GAAP, the adoption of the ASCs did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued ASC Topic 855, "Subsequent Events," which establishes the accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-09, "Amendments to Certain Recognition and Disclosure Requirements," which removed the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption did not have an impact on the Company's financial statements.

In April 2009, the FASB issued three accounting standards under ASC Topic 820, "Fair Measurements and Disclosures," each of which were effective for the Company on June 30, 2009. The first requires disclosure about the method and significant assumptions used to establish the fair value of financial instruments for interim reporting periods as well as annual statements. The second provides guidance for other-than-temporary impairments to improve the consistency in the timing of impairment recognition, as well as provide greater clarity to investors about credit and non-credit components of impaired debt securities that are not expected to be sold. The third provides guidance which primarily address the measurement of fair value of financial assets and liabilities when there is no active market or where the price inputs being used could be indicative of distressed sales. The adoption of these standards did not have a material impact on the Company's financial statements.

Recently Issued Accounting Guidance Not Yet Adopted:

In October 2009, the FASB issued ASU No. 2009-13, "Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements," which amends the revenue recognition for multiple-element arrangements and expands the disclosure requirements related to such arrangements. The new guidance amends the criteria for separating consideration in multiple-deliverable arrangements, establishes a selling price hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation, and requires the application of relative selling price method in allocating the arrangement consideration to all deliverables. The Company does not expect this accounting guidance, which is effective for the Company beginning July 1, 2010, to have a material impact on the Company's consolidated financial condition or results of operations.

In October 2009, the FASB issued ASU No. 2009-14, "Software (Topic 985) – Certain Revenue Arrangements That Include Software Elements," which changes the accounting model for revenue arrangements that include both tangible products and software elements that function together to deliver the product's essential functionality. The accounting guidance is designed to more closely reflect the underlying economics of these transactions. The Company does not expect this accounting guidance, which is effective for the Company beginning July 1, 2010, to have a material impact on the Company's consolidated financial condition or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons for and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). Adoption of this new guidance is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

Item 7A. **Quantitative and Qualitative Disclosures About Market Risks.**

All of the Company's export sales require the customer to make payment in United States dollars. Accordingly, foreign sales may be affected by the strength of the United States dollar relative to the currencies of the countries in which their customers and competitors are located, as well as the strength of the economies of the countries in which the Company's customers are located. The Company has, at times in the past, paid certain suppliers in Euros. The Company's bank revolving credit facility contains a $250,000 foreign exchange subfacility for this purpose. The Company had no foreign exchange contracts outstanding at June 30, 2009 and 2008.

The Company's cash and cash equivalents are maintained in bank accounts, including a bank money market account, and in a tax-free municipal money market fund, which bear interest at prevailing interest rates. Interest income decreased by $61,404 (82.3%) in fiscal 2010 from fiscal 2009 as a result of lower prevailing interest rates despite higher average outstanding cash balances.

Item 8. **Financial Statements and Supplementary Data.**

EnviroStar, Inc. and Subsidiaries

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
EnviroStar, Inc. and Subsidiaries:
Miami, Florida

We have audited the accompanying consolidated balance sheets of EnviroStar, Inc. and Subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnviroStar, Inc. and Subsidiaries as of June 30, 2010 and 2009 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mallah Furman

Fort Lauderdale, Florida
September 16, 2010

EnviroStar, Inc. and Subsidiaries

Consolidated Balance Sheets

	2010	2009
June 30,		
Assets		
Current assets		
Cash and cash equivalents	**$ 6,061,378**	$5,460,954
Accounts and trade notes receivable, net of allowance for doubtful accounts of $180,000 and $215,000, respectively	**1,185,039**	936,214
Inventories, net	**1,823,059**	3,002,428
Leases and mortgages receivable, net	**63,229**	-
Deferred income taxes	**148,718**	173,354
Refundable income taxes	**-**	51,220
Other current assets	**70,189**	175,661
Total current assets	**9,351,612**	9,799,831
Lease and mortgage receivables – due after one year	**50,393**	-
Equipment and improvements, net	**174,848**	213,153
Franchise license, trademarks and other intangible assets, net	**93,739**	112,918
Deferred income taxes	**59,942**	61,115
Total assets	**$ 9,730,534**	$10,187,017
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	**$ 813,046**	$ 713,661
Accrued employee expenses	**599,475**	506,710
Income taxes payable	**6,096**	-
Customer deposits	**779,027**	1,847,822
Total current liabilities	**2,197,644**	3,068,193
Total liabilities	**2,197,644**	3,068,193
Commitments and contingencies	**-**	-
Shareholders' equity		
Preferred stock, $1.00 par value:		
Authorized shares – 200,000; none issued and outstanding	**-**	-
Common stock, $0.025 par value:		
Authorized shares – 15,000,000; 7,065,500, shares issued, including shares held in treasury	**176,638**	176,638
Additional paid-in capital	**2,095,069**	2,095,069
Retained earnings	**5,265,121**	4,851,055
Treasury stock, 31,768 shares, at cost	**(3,938)**	(3,938)
Total shareholders' equity	**7,532,890**	7,118,824
Total liabilities and shareholders' equity	**$ 9,730,534**	$10,187,017

See accompanying summary of accounting policies and notes to consolidated financial statements.

EnviroStar, Inc. and Subsidiaries

Consolidated Statements of Operations

Years ended June 30,	**2010**	2009
Revenues:		
Net sales	**$19,266,533**	$22,853,821
Development fees, franchise and license fees, commission income and other revenue	**358,671**	301,596
Total	**19,625,204**	23,155,417
Cost of sales, net	**14,669,163**	17,837,562
Selling, general and administrative expenses	**4,302,063**	4,539,926
Total	**18,971,226**	22,377,488
Operating income	**653,978**	777,929
Other income and expense:		
Interest income	**13,213**	74,617
Earnings before income taxes	**667,191**	852,546
Provision for income taxes	**253,125**	325,683
Net earnings	**$ 414,066**	$ 526,863
Net earnings per share – basic and diluted	**$ .06**	$ .07
Weighted average number of basic and diluted common shares outstanding	**7,033,732**	7,033,804

See accompanying summary of accounting policies and notes to consolidated financial statements.

EnviroStar, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

	Common Stock		*Additional Paid-in*	*Treasury Stock*		*Retained*	
	Shares	*Amount*	*Capital*	*Shares*	*Cost*	*Earnings*	*Total*
Balance at June 30, 2008	7,065,500	$ 176,638	$ 2,095,069	31,625	$ (3,823)	$ 4,324,192	$ 6,592,076
Purchase of treasury stock	-	-	-	143	(115)	-	(115)
Net earnings	-	-	-	-	-	526,863	526,863
Balance at June 30, 2009	7,065,500	176,638	2,095,069	31,768	(3,938)	4,851,055	7,118,824
Net earnings	-	-	-	-	-	414,066	414,066
Balance at June 30, 2010	7,065,500	$ 176,638	$ 2,095,069	31,768	$ (3,938)	$ 5,265,121	$ 7,532,890

See accompanying summary of accounting policies and notes to consolidated financial statements.

EnviroStar, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended June 30,	**2010**	2009
Operating activities:		
Net income	**$ 414,066**	$ 526,863
Adjustments to reconcile net income to net cash and cash equivalents provided (used) by operating activities:		
Depreciation and amortization	**75,054**	128,219
Bad debt expense	**(22,894)**	81,713
Inventory reserve	**3,256**	77,212
Provision (benefit) for deferred income taxes	**25,809**	(76,914)
(Increase) decrease in operating assets:		
Accounts and trade notes receivables	**(225,931)**	1,653,511
Leases and mortgages receivable	**(113,622)**	-
Inventories	**1,176,113**	811,952
Refundable income taxes	**51,220**	(51,220)
Other current assets	**105,472**	(47,071)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	**99,385**	(773,380)
Accrued employee expenses	**92,765**	(93,601)
Unearned income	**-**	(41,387)
Customer deposits	**(1,068,795)**	(582,167)
Income taxes payable	**6,096**	(16,682)
Net cash provided by operating activities	**617,994**	1,597,048
Investing activities:		
Net capital expenditures	**(17,570)**	(25,715)
Net cash used by investing activities	**(17,570)**	(25,715)
Financing activities:		
Purchase of treasury stock	**-**	(115)
Net cash used in financing activities	**-**	(115)
Net increase in cash and cash equivalents	**600,424**	1,571,218
Cash and cash equivalents at beginning of year	**5,460,954**	3,889,736
Cash and cash equivalents at end of year	**$ 6,061,378**	$ 5,460,954
Supplemental Information:		
Cash paid for income taxes	**$ 160,000**	$ 470,500

See accompanying summary of accounting policies and notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Business

EnviroStar, Inc. and subsidiaries (collectively, the "Company") sell commercial and industrial laundry and dry cleaning equipment, boilers and replacement parts. The Company also sells individual and area franchises under the DRYCLEAN USA name and develops new turn-key dry cleaning establishments for resale to third parties.

The Company primarily sells to customers located in the United States, the Caribbean and Latin America.

Effective December 1, 2009, the Company changed its name from "DRYCLEAN USA, Inc." to "EnviroStar, Inc."

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of EnviroStar, Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Products are generally shipped FOB from the Company's warehouse or drop shipped from the Company's Vendor FOB, at which time risk of loss and title passes to the purchaser. Revenue is recognized when there is persuasive evidence of the arrangement, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. In some cases, the Company collects non-income related taxes, including sales and use tax, from its customers and remits those taxes to governmental authorities. The Company presents revenues net of these taxes. Shipping, delivery and handling fee income of approximately $680,000 and $948,000 for the years ended June 30, 2010 and 2009, respectively, is included in revenues in the consolidated financial statements. Shipping, delivery and handling costs are included in cost of sales.

Individual franchise arrangements include a license and provide for payment of initial fees, as well as continuing royalties. Initial franchise fees are generally recorded upon the opening of the franchised store, which is evidenced by a certificate from the franchisee, indicating that the store has opened, and collectability is reasonably assured. Continuing royalties represent regular contractual payments received for the use of the "DRYCLEAN USA" marks, which are recognized as revenue when earned, generally on a straight line basis. Royalty fees recognized during the years ended June 30, 2010 and 2009 were approximately $128,000 and $160,000, respectively.

Commissions and development fees are recorded when earned, generally when the services are performed or the transaction is closed.

In January 2005, the Company entered into an exclusive license agreement with Whirlpool Corporation, licensing the use of the Company's patent technology on home appliances. The Company received an up front fee for an exclusive license which expired in 2009. Whirlpool Corporation retains a non-exclusive license and the Company is free to license its technology to other manufacturers. The unearned fee income of $331,100 for the exclusive license was amortized over 48 months, the life of the contract, of which $41,387 was included in income during the year ended June 30, 2009 at which time the fee was fully amortized.

Accounts and Trade Notes Receivable

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent and franchise dry cleaning stores and chains, laundry plants, hotels, motels, cruise lines, hospitals, nursing homes, government institutions and distributors. The Company performs continuing credit evaluations of its customers' financial condition and, depending on the terms of credit, the amount of the credit granted and management's history with a customer, the Company may require the customer to grant a security interest in the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is offset against the allowance for doubtful accounts. Based on the information available, as of June 30, 2010, management decreased the Company's allowance for doubtful accounts to $180,000, a decrease of $35,000 from June 30, 2009. However, actual write-offs might vary from the recorded allowance.

Lease and Mortgage Receivables

The Company sells products to certain customers under lease and mortgage arrangements for terms typically ranging from one to five years. The Company accounts for these sales-type leases according to the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 840, "Leases," and, accordingly, recognizes current and long-term lease and mortgage receivables, net of unearned income, on the accompanying consolidated balance sheets. The present value of all payments is recorded as sales and the related cost of the equipment is charged to cost of sales. The associated interest is recorded over the term of the lease or mortgage using the effective interest method.

Inventories

Inventories consist principally of equipment and spare parts. Equipment is valued at the lower of cost, determined on the specific identification method, or market. Spare parts are valued at the lower of average cost or market.

Equipment, Improvements and Depreciation

Property and equipment are stated at cost. Depreciation and amortization are calculated on accelerated and straight-line methods over lives of five to seven years for furniture and equipment and the lesser of ten years or the life of the lease for leasehold improvements for both financial reporting and income tax purposes, except that leasehold improvements are amortized over 31 years for income tax purposes. Repairs and maintenance costs are expensed as incurred.

Franchise License, Trademark and Other Intangible Assets

The Company follows ASC Topic 350, "Intangibles – Goodwill and Other" ("ASC 350"), which requires that finite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized. Franchise license, trademark, and other intangible assets are stated at cost less accumulated amortization, and are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). Patents are amortized over the shorter of the patent's useful life or legal life from the date the patent is granted.

Asset Impairments

ASC Topic 360, "Property, Plant, and Equipment" ("ASC 360") and ASC 350 require the Company to periodically review the carrying amounts of its long-lived assets, including property, plant and equipment and certain identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less estimated costs to sell.

Cash Equivalents

Cash equivalents include all highly liquid investments with original maturities of three months or less.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

Effective January 1, 2006, the Company adopted the modified prospective approach contained in guidance of present ASC Topic 718, "Compensation—Stock Compensation," for accounting for stock compensation. This approach applies to stock compensation grants after December 15, 2005 and to grants that were outstanding on December 31, 2005 to the extent not yet vested. Since no new options were granted since 2002 and all outstanding options were fully vested at December 31, 2005, no compensation cost for share-based payments was recognized during the years ended June 30, 2010 and 2009.

Earnings Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year. Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding during each year. The Company had no dilutive stock options outstanding during fiscal 2010 or fiscal 2009.

Advertising Costs

The Company expenses the cost of advertising as of the first date an advertisement is run. The Company expensed approximately $83,000 and $93,000 of advertising costs for the years ended June 30, 2010 and 2009, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts and trade notes receivable, accounts payable and accrued expenses. Due to their relatively short-term nature or variable rates, the carrying amounts of those financial instruments, as reflected in the accompanying consolidated balance sheets, approximate their estimated fair value. Their estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

Customer Deposits

Customer deposits represent advances paid by certain customers when placing orders for equipment with the Company. These deposits are generally non-refundable.

Income Taxes

The Company follows ASC Topic 740, "Income Taxes" ("ASC 740"). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

Significant judgment is required in developing the Company's provision for income taxes, deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. Management evaluates its ability to realize its deferred tax assets on a quarterly basis and adjusts its valuation allowance when it believes that it is more likely than not that the asset will not be realized.

The Company follows the provisions of FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," which has been codified in ASC 740. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. ASC 740 did not result in any adjustment to the Company's provision for income taxes.

Subsequent Events

In May 2009, the FASB issued ASC Topic 855, "Subsequent Events," which establishes the accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-09, "Amendments to Certain Recognition and Disclosure Requirements," removed the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption did not have an impact on the Company's financial statements.

Recently Adopted Accounting Guidance

In June 2009, the FASB issued the "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB No. 162" (the "ASCs"). The purpose of the ASCs is to provide a single source of authoritative generally accepted accounting principles in the United States ("GAAP"). The ASCs were effective for the Company in the first quarter of fiscal 2010. As the ASCs were not intended to change or alter existing GAAP, the adoption of the ASCs did not have a material effect on the Company's financial statements.

In April 2009, the FASB issued three accounting standards under the ASC Topic 820, "Fair Measurements and Disclosures," each of which were effective for the Company on June 30, 2009. The first requires disclosure about the method and significant assumptions used to establish the fair value of financial instruments for interim reporting periods as well as annual statements. The second provides guidance for other-than-temporary impairments to improve the consistency in the timing of impairment recognition, as well as provide greater clarity to investors about credit and non-credit components of impaired debt securities that are not expected to be sold. The third provides guidance which primarily address the measurement of fair value of financial assets and liabilities when there is no active market or where the price inputs being used could be indicative of distressed sales. The adoption of these standards did not have a material impact on the Company's financial statements.

Recently Issued Accounting Guidance Not Yet Adopted

In October 2009, the FASB issued ASU No. 2009-13, "Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements," which amends the revenue recognition for multiple-element arrangements and expands the disclosure requirements related to such arrangements. The new guidance amends the criteria for separating consideration in multiple-deliverable arrangements, establishes a selling price hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation, and requires the application of relative selling price method in allocating the arrangement consideration to all deliverables. The Company does not expect this accounting guidance, which is effective for the Company beginning July 1, 2010, to have a material impact on the Company's consolidated financial condition or results of operations.

In October 2009, the FASB issued ASU No. 2009-14, "Software (Topic 985) – Certain Revenue Arrangements That Include Software Elements," which changes the accounting model for revenue arrangements that include both tangible products and software elements that function together to deliver the product's essential functionality. The accounting guidance is designed to more closely reflect the underlying economics of these transactions. The Company does not expect this accounting guidance, which is effective for the Company beginning July 1, 2010, to have a material impact on the Company's consolidated financial condition or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 amends ASC 820 and clarifies and provides additional disclosure requirements on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons for and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). Adoption of this new guidance is not expect to have a material impact on the Company's consolidated financial condition or results of operations.

2. Inventories

Inventories are comprised of:

June 30,	**2010**	2009
Equipment	**$1,051,966**	$2,258,494
Parts	**894,943**	864,528
	1,946,909	3,123,022
Less reserve	**(123,850)**	(120,594)
	$1,823,059	$3,002,428

The Company has established reserves of $123,850 and $120,594 for the years ended June 30, 2010 and 2009, respectively, against slow moving inventory. For the year ended June 30, 2010 and 2009, the Company wrote-down approximately $9,600 and $5,900, respectively, in slow moving inventory.

3. Equipment and Improvements

Major classes of equipment and improvements consist of the following:

June 30,	**2010**	2009
Furniture and equipment	**$ 461,616**	$ 474,548
Leasehold improvements	**355,483**	355,483
	817,099	830,031
Less accumulated depreciation and amortization	**(642,251)**	(616,878)
	$ 174,848	$ 213,153

Depreciation and amortization of equipment and improvements amounted to $51,974 and $57,096 for the years ended June 30, 2010 and 2009, respectively.

4. Intangible Assets

Franchise license, trademarks and other intangible assets consist of the following:

	Estimated Useful Lives (in years)	**June 30, 2010**	June 30, 2009
Franchise license agreements	10	**$ 529,500**	$ 529,500
Trademarks, patents and Tradenames	10-15	**228,229**	227,629
		757,729	757,129
Less accumulated amortization		**(663,990)**	(644,211)
		$ 93,739	$ 112,918

Amortization expense was $23,080 in fiscal 2010 and $71,123 in fiscal 2009.

5. Lease and Mortgage Receivables

Lease and mortgage receivables result from customer leases of equipment under arrangements which qualify as sales type leases. At June 30, 2010, future lease payments, net of deferred interest ($13,679 at June 30, 2010), due under these leases was $113,622. The Company did not have any material lease or mortgage receivables at June 30, 2009.

6. Income Taxes

The following are the components of income taxes (benefit):

Years ended June 30,	**2010**	2009
Current		
Federal	**$194,092**	$343,753
State	**33,224**	58,844
	227,316	402,597
Deferred		
Federal	**22,037**	(65,672)
State	**3,772**	(11,242)
	25,809	(76,914)
	$253,125	$325,683

The reconciliation of income tax expense computed at the Federal statutory tax rate of 34% to the provision for income taxes is as follows:

Years ended June 30,	**2010**	2009
Tax at the statutory rate	**$ 226,845**	$ 289,866
State income taxes, net of federal benefit	**24,219**	30,947
Other	**2,061**	4,870
	$ 253,125	$ 325,683
Effective tax rate	**37.9%**	38.2%

Deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and the bases used for income tax purposes. Significant components of the Company's current and noncurrent deferred tax assets and liabilities are as follows:

Years ended June 30,	**2010**	2009
Current deferred tax asset:		
Allowance for doubtful accounts	**$ 67,734**	$ 80,905
Inventory capitalization	**35,090**	47,069
Other	**45,894**	45,380
	148,718	173,354
Noncurrent deferred tax asset (liability):		
Equipment and improvements	**3,270**	(8,598)
Franchise, trademarks and other intangible assets	**56,672**	69,713
	59,942	61,115
Total net deferred income tax asset	**$208,660**	$234,469

As of June 30, 2010, the Company was subject to potential Federal and State tax examinations for the tax years 2006 through 2009.

7. Credit Agreement and Term Loan

The Company is a party to a bank loan agreement which provides the Company with a revolving credit facility of $2,250,000, including a $1,000,000 letter of credit subfacility and $250,000 foreign exchange subfacility. Borrowings under the revolving credit facility bear interest at 2.50% per annum above the Adjusted LIBOR Market Index Rate, are guaranteed by all of the Company's subsidiaries and are collateralized by substantially all of the Company's and its subsidiaries' assets. The revolving credit facility matures October 30, 2010. During fiscal 2010 and fiscal 2009, there were no borrowings, letters of credit or foreign exchange contracts outstanding under the line of credit. The loan agreement requires maintenance of certain debt service coverage and leverage ratios and contains other restrictive covenants, including limitations on the extent to which the Company and its subsidiaries may incur additional indebtedness, pay dividends, guarantee indebtedness of others, grant liens, sell assets and make investments. The Company was in compliance with these covenants at June 30, 2010 and 2009.

8. Related Party Transactions

The Company leases warehouse and office space under an operating lease from the Sheila Steiner Revocable Trust. The trustees of this trust are Sheila Steiner, her husband, William K. Steiner, and her son, Michael S. Steiner. Sheila Steiner, William K. Steiner, who is Chairman of the Board of Directors and a director of the Company, and Michael S. Steiner, who is President and a director of the Company, are trustees of another trust which is a principal shareholder of the Company. Michael Steiner, individually, is also a principal shareholder of the Company.

Annual rental expense under this lease was approximately $112,700 in fiscal 2010 and $109,400 in fiscal 2009. The lease provides for a three year term which commenced on November 1, 2005, with two three-year renewal options in favor of the Company, the first of which was exercised effective November 2, 2008. The lease provides for annual rent increases commencing November 1, 2006 of 3% over the rent in the prior year. The Company bears the cost of real estate taxes, utilities, maintenance, non-structural repairs and insurance. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale.

The Company paid a law firm, in which a director is Senior Counsel, approximately $53,100 and $51,100 in fiscal 2010 and 2009, respectively, for legal services performed.

9. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and lease and mortgage receivables. The Company maintains its cash and cash equivalents, including a money market account, at a large bank and a tax-free municipal money market fund at a large brokerage firm. At times, the bank deposits may exceed Federal Deposit Insurance Corporation (FDIC) and the brokerage account may exceed Securities Investor Protection Corporation (SIPC) limits. In addition to SIPC protection, the broker also maintains excess SIPC insurance with Lloyd's of London. Concentrations of credit risk with respect to trade receivables are limited due to a large customer base. Also, based on the Company's credit evaluation, trade receivables are often collateralized by the equipment sold.

10. Commitments

In addition to the warehouse and office space leased from the Sheila Steiner Revocable Trust (see Note 8), the Company leases one additional office and warehouse facility from an unrelated third party under an operating lease expiring in December 2011. Minimum future rental commitments for these leases approximate the following:

Years ending June 30,	
2011	**$ 155,500**
2012	**59,300**
2013	**-**
2014	**-**
2015	**-**
Total	**$214,800**

Rent expense under all leases aggregated approximately $188,000 and $192,200 for the years ended June 30, 2010 and 2009, respectively.

As of June 30, 2010, the Company had no outstanding letters of credit.

The Company, through its manufacturers, provides parts warranties for products sold. These warranties are the responsibility of the manufacturer. As such, warranty related expenses are insignificant to the consolidated financial statements.

11. Retirement Plan

The Company has a participatory deferred compensation plan under which it matches employee contributions up to 2% of an eligible employee's yearly compensation. Employees are eligible to participate in the plan after one year of service. The Company contributed approximately $15,600 and $17,200 to the Plan during fiscal 2010 and fiscal 2009, respectively. The plan is qualified under Section 401(k) of the Internal Revenue Code.

12. Stock Options

The Company's 2000 Stock Option Plan and 1994 Non-Employee Director Stock Option Plan were the Company's only stock-based compensation plans in effect during fiscal 2010 or fiscal 2009. The 2000 Stock Option Plan authorized the grant, until May 2010, of options to purchase up to 500,000 shares of the Company's common stock to employees, directors and consultants. The 1994 Non-Employee Director Stock Option Plan, which provided for the grant of options to non-employee directors until August 2004, terminated on May 6, 2009, when the last remaining option under that plan expired unexercised.

No options were granted under the either plan in fiscal 2010 or fiscal 2009 and no options were outstanding under either plan at June 30, 2010 and 2009.

A summary of options under the 1994 Non-Employee Director Stock Option Plan as of June 30, 2009 is presented below.

Year Ended June 30, 2009	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**20,000**	**$1.45**
Granted	**-**	**-**
Exercised	**-**	**-**
Expired	**(20,000)**	**-**
Outstanding at end of year	**-**	**-**
Options exercisable at year-end	**-**	**-**
Options available for future grant at year-end	**500,000**	

13. Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Steiner-Atlantic Corp., a wholly-owned subsidiary of the Company, and DRYCLEAN USA Development Corp., a wholly-owned indirect subsidiary of the Company, comprise the commercial and industrial laundry and dry cleaning equipment and boiler segment. Steiner-Atlantic Corp. sells commercial and industrial laundry and dry cleaning equipment and steam boilers to customers in the United States, the Caribbean and Latin American markets. DRYCLEAN USA Development Corp. enters into leases for resale to third parties for future dry cleaning stores.

DRYCLEAN USA License Corp., a wholly-owned subsidiary of the Company, comprises the license and franchise operations segment.

The Company primarily evaluates the operating performance of its segments based on the categories noted in the table below. The Company has no sales between segments.

Financial information for the Company's business segments is as follows:

Year ended June 30,	**2010**	2009
Revenues:		
Commercial and industrial laundry and dry cleaning equipment and boilers	**$ 19,497,525**	$ 22,994,828
License and franchise operations	**127,679**	160,589
Total revenues	**$ 19,625,204**	$ 23,155,417
Operating income (loss):		
Commercial and industrial laundry and dry cleaning equipment and boilers	**$ 846,815**	$ 1,070,424
License and franchise operations	**131,990**	20,525
Corporate	**(324,827)**	(313,020)
Total operating income	**$ 653,978**	$ 777,929
Identifiable assets:		
Commercial and industrial laundry and dry cleaning equipment and boilers	**$ 9,108,375**	$ 9,497,789
License and franchise operations	**408,462**	401,473
Corporate	**213,697**	287,755
Total assets	**$ 9,730,534**	$ 10,187,017

For the years ended June 30, 2010 and 2009, export revenues, principally to the Caribbean and Latin America, aggregated approximately $4,650,000 and $5,160,000, respectively, of which approximately $4,548,000 and $5,038,000, respectively, related to the commercial and industrial laundry, dry cleaning equipment and boiler segment. All such sales are denominated in U.S. Dollars and, accordingly, the Company is not exposed to risks of foreign currency fluctuations as a result of such sales.

No customer accounted for more than 10% of the Company's revenues in either fiscal 2010 or 2009.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, management of the Company, with the participation of the Company's principal executive officer and the Company's principal financial officer, evaluated the effectiveness of the Company's "disclosure controls and procedures." As defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), "disclosure controls and procedures" means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Based on that evaluation, the Company's principal executive officer and principal officer concluded that, as of the date of their evaluation, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's periodic filings under the Exchange Act is accumulated and communicated to the Company's management, including those officers, to allow timely decisions regarding required disclosure. It should be noted that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Report of Management on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, "internal control over financial reporting" means a process designed by, or under the supervision of, the company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance, based on an appropriate cost-benefit analysis, to the company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the company; (2) provide reasonable assurance that the company's transactions are recorded as necessary to permit preparation of the company's financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of the company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the company's financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company' management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control – Integrated Framework*. Based on its assessment, the Company's management concluded that, as of June 30, 2010, the Company's internal control over financial reporting is effective based on those criteria.

An attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting is not required to be contained in this Report.

Changes in Internal Control

During the period covered by this Report, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information called for by this Item will be contained in the Company's definitive Proxy Statement with respect to the Company's 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is incorporated herein by reference to such information.

Item 11. Executive Compensation.

The information called for by this Item will be contained in the Company's definitive Proxy Statement with respect to the Company's 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is incorporated herein by reference to such information.

Item 12. Certain Relationships and Related Transactions, and Director Independence.

The information called for by this Item will be contained in the Company's definitive Proxy Statement with respect to the Company's 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is incorporated herein by reference to such information.

Item 13. Principal Accountant Fees and Services.

The information called for by this Item will be contained in the Company's definitive Proxy Statement with respect to the Company's 2010 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is incorporated herein by reference to such information.

Item 14. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
3(a)(1)	Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on June 30, 1963. (Exhibit 3.1(a) to the Company's Current Report on Form 8-K dated (date of earliest event reported) November 13, 2009, File No. 000-9040.)
3(a)(2)	Certificate of Amendment to the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on March 27, 1968. (Exhibit 3.1(b) to the Company's Current Report on Form 8-K dated (date of earliest event reported) November 13, 2009, File No. 000-9040.)
3(a)(3)	Certificate of Amendment to the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on November 4, 1983. (Exhibit 3.1(c) to the Company's Current Report on Form 8-K dated (date of earliest event reported) November 13, 2009, File No. 000-9040.)
3(a)(4)	Certificate of Amendment to the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on November 5, 1986. (Exhibit 3.1(d) to the Company's Current Report on Form 8-K dated (date of earliest event reported) November 13, 2009, File No. 000-9040.)

3(a)(5)	Certificate of Change of Location of Registered Office and of Agent, as filed with the Secretary of State of the State of Delaware on December 31, 1986. (Exhibit 3.1(e) to the Company's Current Report on Form 8-K dated (date of earliest event reported) November 13, 2009, File No. 000-9040.)
3(a)(6)	Certificate of Amendment to the Company's Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on November 13, 2009. (Exhibit 3.1(f) to the Company's Current Report on Form 8-K dated (date of earliest event reported) November 13, 2009, File No. 000-9040.)
3(a)(7)	Certificate of Amendment to the Company's Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on November 5, 1999. (Exhibit 3.1(g) to the Company's Current Report on Form 8-K (date of earliest event reported) November 13, 2009, File No. 000-9040.)
3(a)(8)	Certificate of Amendment to the Company's Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on November 13, 2009. (Exhibit 3.1(h) to the Company's Current Report on Form 8-K (date of earliest event reported) November 13, 2009, File No. 000-9040.)
*3(b)	By-Laws of the Company, as amended.
4(a)(1)(A)	Loan and Security Agreement, dated as of December 19, 2001, from the Company in favor of Wachovia Bank, National Association, formerly named First Union National Bank ("Wachovia"). (Exhibit 4.1(a) to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2001, File No. 001-14757.)
4(a)(1)(B)	Letter agreement dated September 23, 2002 between the Company and Wachovia (Exhibit 4(a)(1)(B) to the Company's Annual Report on Form 10-KSB for the year ended June 30, 2002, File No. 001-14757.)
4(a)(1)(C)	Letter agreement dated October 11, 2002 between the Company and Wachovia (Exhibit 4.01 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, File No. 001-14757.)
4(a)(1)(D)	Letter agreement dated October 22, 2003 between the Company and Wachovia (Exhibit 4.01 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003. File No. 001-14757.)
4(a)(1)(E)	Letter agreement, dated October 28, 2004, between the Company and Wachovia, extending the Company's revolving credit facility. (Exhibit 4.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported) October 28, 2004, File No. 001-14757.)
4(a)(1)(F)	Letter agreement, dated October 28, 2004, between the Company and Wachovia, eliminating the borrowing base restriction on borrowings under the Company's revolving credit facility. (Exhibit 4.02 to the Company's Current Report on Form 8-K dated (date of earliest event reported) October 28, 2004, File No. 001-14757.)
4(a)(1)(G)	Letter, dated as of October 30, 2005, from Wachovia. (Exhibit 4.01 to the Company's Current Report on Form 8-K dated (date of earliest event reported) October 31, 2005, File No. 001-14757.)

4(a)(1)(H)	Letter, dated as of October 30, 2005, from Wachovia. (Exhibit 4.02 to the Company's Current Report on Form 8-K dated (date of earliest event reported) October 31, 2005, File No. 001-14757.)
4(a)(l)(I)	Letter, dated as of October 16, 2006, from Wachovia. (Exhibit 4.02 to the Company's Current Report on Form 8-K dated (date of earliest event reported) October 23, 2006, File No. 001-14757.)
4(a)(1)(J)	Letter, dated as of October 18, 2007, from Wachovia. (Exhibit 4.02 to the Company's Current Report on Form 8-K dated (date of earliest event reported) October 22, 2007, File No. 001-14757.)
4(a)(1)(K)	Letter, dated October 10, 2008, from Wachovia. (Exhibit 4.01 to the Company Current Report on Form 8-K dated (date of earliest event reported) September 29, 2008, File No. 001-14757.)
4(a)(1)(L)	Letter, dated October 27, 2009, from Wachovia. (Exhibit 4.01 to the Company Current Report on Form 8-K dated (date of earliest event reported) November 3, 2009, File No. 001-14757.)
4(a)(2)	Revolving Credit Note, dated as of December 19, 2001, from the Company in favor of Wachovia. (Exhibit 4.1(c) to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2001, File No. 001-14757.)
4(a)(3)	Guaranty and Security Agreement, dated as of December 19, 2001, from Steiner-Atlantic Corp., Steiner-Atlantic Brokerage Company, DRYCLEAN USA Development Corp. and DRYCLEAN USA License Corp., subsidiaries of the Company, in favor of Wachovia. (Exhibit 4.1(d) to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2001, File No. 001-14757.)
10(a)(1)	Commercial lease dated September 9, 2005 between Steiner - Atlantic Corp. and William K. Steiner with respect to Steiner's facilities located at 290 NE 68 Street, 297 NE 67 Street and 277 NE 67 Street, Miami, Florida. (Exhibit 10(a)(1)(B) to the Company's Annual Report on Form 10-KSB for the year ended June 30, 2005, File No. 001-14757.)
10(a)(2)	Letter, dated as of September 29, 2008, from the Company's wholly-owned subsidiary, Steiner-Atlantic Corp., to Sheila Steiner and William Steiner exercising an option to extend lease. (Exhibit 4.02 to the Company Current Report on Form 8-K dated (date of earliest event reported) September 29, 2008, File No. 001-14757.)
14	Code of Ethics for Principal Executive Officer and Senior Financial Officers. (Exhibit 14 to the Company's Annual Report on Form 10-KSB for the year ended June 20, 2004, File No. 001-14757.)
21	Subsidiaries of the Company. (Exhibit 21 to the Company's Annual Report on Form 10-KSB for the year ended June 30, 2001, File No. 001-14757.)
*31(a)	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 promulgated under the Securities Exchange Act of 1934.

*31(b)	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 promulgated under the Securities Exchange Act of 1934.
*32(a)	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32(b)	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed with this Report. All other exhibits are incorporated herein by reference to the filing indicated in the parenthetical reference following the exhibit description.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnviroStar, Inc.

Dated: September 24, 2010

By: /s/ Michael S. Steiner
Michael S. Steiner
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Michael S. Steiner Michael S. Steiner	President, Chief Executive Officer (Principal Executive Officer) and Director	September 24, 2010
/s/ Venerando J. Indelicato Venerando J. Indelicato	Chief Financial Officer (Principal Financial and Accounting Officer) and Director	September 24, 2010
/s/ David Blyer David Blyer	Director	September 24, 2010
/s/ Lloyd Frank Lloyd Frank	Director	September 24, 2010
/s/ Alan M. Grunspan Alan M. Grunspan	Director	September 24, 2010
/s/ William K. Steiner William K. Steiner	Director	September 24, 2010
/s/ Stuart Wagner Stuart Wagner	Director	September 24, 2010